June 16, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Sergio Chinos
Ms. Anne Parker
Ms. Mindy Hooker
Mr. Kevin Stertzel

Re:	Cryptyde, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 8, 2022
File No. 333-264777

Ladies and Gentlemen:

On behalf of Cryptyde, Inc. (the “Company” or “Cryptyde”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 15, 2022 (the “Comment Letter”), to Brian McFadden, Chief Executive Officer of the Company, relating to the above referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No. 2”), responding to the Staff’s comments in the Comment Letter and updating the Registration Statement.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in bold type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No.2 in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in Amendment No. 2 thereof. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Form S-1/A Filed June 7, 2022

General

1.

Please revise your filing to provide a reasonably detailed table of contents. See Item 502(a) of Regulation S.-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Amendment No. 2 has been revised to provide a reasonably detailed table of contents in compliance with Item 502(a) of Regulation S-K. Please see page i of Amendment No. 2.

Security Ownership of Certain Beneficial Owners and Management, page 71

June 16, 2022

2.

Please disclose the natural person(s) who directly and indirectly exercise sole or shared voting or investment control over the shares held by Hudson Bay Master Fund, Ltd., BHP Capital NY, Inc., and Palladium Capital Group, LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Amendment No. 2 indicates that Sander Gerber, Bryan Pantofel, and Joel Padowitz are the natural persons who exercise sole or shared voting or investment control over the shares held by Hudson Bay Master Fund, Ltd., BHP Capital NY, Inc., and Palladium Capital Group, LLC, respectively. See page 72 of Amendment No. 2.

Nature of Operations and Basis of Presentation, page F-30

3.

Your disclosure in paragraph three indicates that “the Separation is expected to be completed upon the distribution of the common stock of the Company to stockholders of the Parent in May 2022.” Please revise your filing to update this information and explain the status of the separation process.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Amendment No. 2 has been updated to explain that that the Separation is expected to be completed upon the distribution of the common stock of the Spin-Off Businesses to stockholders of the Parent on or about the end of the second quarter of 2022. See pages F-8 and F-30 of Amendment No. 2.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner, Esq.

cc:	Brian McFadden, Cryptyde, Inc.
Bruce Newsome, Esq., Haynes and Boone, LLP